JED OIL INC.

NOTICE OF SPECIAL SHAREHOLDERS' MEETING

AND

MANAGEMENT PROXY CIRCULAR

DATED JANUARY 22, 2004

MEETING DATE: FEBRUARY 19, 2004

JED OIL INC.

NOTICE TO THE HOLDERS

OF SERIES A CONVERTIBLE PREFERRED SHARES

OF THE SPECIAL SHAREHOLDERS' MEETING

FEBRUARY 19, 2004

NOTICE IS HEREBY GIVEN that a Special Shareholders' Meeting of the holders (the “Shareholders”) of Series A Convertible Preferred Shares (the “Shares”) of JED Oil Inc. (“JED” or the “Corporation”) will be held at the offices of  Gowling Lafleur Henderson LLP, 14th Floor, 700 - 2nd Street S.W., Calgary, Alberta on Thursday, February 19, 2004 at 10:00 a.m. (Calgary time), and any adjournment or adjournments thereof (the “Meeting”) for the following purposes, namely:

1.

To elect Randall M. Gates as an additional director for the period until the next annual general meeting;

2.

To approve the Corporation's Stock Option Plan;

3.

To approve the Corporation's Stock Savings Plan;

4.

To approve the Corporation's Annual Bonus Plan; and

5.

To transact such other business as may be properly before the Meeting and any adjournment or adjournments thereof.

Only holders of record of Shares at the close of business on January 22, 2004 (the “Record Date”) are entitled to notice of and to attend the Meeting or any adjournment of adjournments thereof and to vote thereat unless after the Record Date a holder of record transfers his Preferred Shares and the transferee upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns such shares, requests, not later than 10 days before the Meeting, that the transferee’s name be included in the list of shareholders entitled to vote, in which case such transferee shall be entitled to vote such shares at the Meeting.

Shareholders of record may vote in person at the Meeting or any adjournment or adjournments thereof, or they may appoint another person (who need not be a Shareholder) as their proxy to attend and vote in their place.

Beneficial shareholders, and shareholders of record unable to be present at the Meeting, are requested to date and sign the enclosed form of proxy and return it to Olympia Trust Company, in the enclosed envelope provided for that purpose.  In order to be valid, proxies must be received by Olympia Trust Company on or before the close of business on the last business day preceding the date of the Meeting or any adjournment thereof, provided, however, that the Chairman of the Meeting may in his discretion accept proxies received after this time up to and including the time of the Meeting or any adjournment thereof.

A Management Proxy Circular relating to the business to be conducted at the Meeting and a Form of Proxy accompany this Notice.

BY ORDER OF THE BOARD OF DIRECTORS

Calgary, Alberta

January 22, 2004

    (signed)

Bruce A. Stewart

Secretary

January 22, 2004

JED OIL INC.

Management Proxy Circular

For the Special Shareholders' Meeting

to be held on February 19, 2004

This Management Proxy Circular is furnished in connection with the solicitation by management of JED Oil Inc. (the “Corporation”) of proxies to be used at the Special Shareholders' Meeting (the “Meeting”) of the Corporation to be held at Gowling Lafleur Henderson  LLP, 14th Floor, 700 - 2nd Street S.W., Calgary, Alberta on February 19, 2004 at 10:00 a.m. (Calgary time) for the purposes set forth in the accompanying Notice of Meeting of Shareholders (the “Notice”).

I.

BUSINESS TO BE TRANSACTED AT THE MEETING

1.

Election of Randall M. Gates as an Additional Director

Unless otherwise directed, it is the intention of management to vote any proxies in favour of the election of Randall M. Gates as a director of the Corporation, to serve until the next annual meeting.  The ordinary resolution requires approval by a majority of the votes cast with respect thereto at the Meeting.  The nominee, if elected, will hold office until the close of the next annual meeting, or until his successor is duly elected or appointed, unless his office is earlier vacated.

The following table sets forth, for the person proposed to be nominated for election as director, his principal occupations for the past five years, and the number of voting shares of the Corporation beneficially owned, directly or indirectly, by him, or over which he exercises control or direction, as of January 22, 2004.  The person named below is a resident of the United States of America.

Name and Municipality of Residence	Principal Occupation	Number of Shares held Directly and Indirectly
Randall M. Gates Malibu, California	Self-employed Business Consultant	18,182

Randall M. Gates.  Since 1995 Mr. Gates has been self-employed and has served in an advisory capacity for several public and private companies in matters concerning strategic planning, SEC compliance, and mergers and acquisitions.  From 1984 to 1995 he served as Chief Financial Officer for public companies in the fields of consumer appliances, biotechnology and merchant banking where he managed several initial and secondary public offerings as well as numerous acquisitions and investments.  Mr. Gates was employed from 1976 to 1984 as a Certified Public Accountant with KPMG Peat Marwick in Los Angeles where he last served as a Senior Manager.

2.

Adoption of Stock Option Plan

Shareholders of the Corporation will be asked to consider and, if thought fit, approve an ordinary resolution to adopt the Corporation’s Stock Option Plan (the “Option Plan”) in which the aggregate number of authorized but unissued common shares of the Corporation allocated and made available to be granted under the Option Plan, together with any authorized but unissued common shares reserved but unissued under any previous stock option plan of the Corporation, shall not exceed 10% of the issued and outstanding shares of the Corporation (determined at the time of a stock option grant).  An ordinary resolution requires the approval of a simple majority of the votes cast by Shareholders at the meeting. Unless otherwise directed, management intends to vote all proxies in favour of this adoption of the Option Plan.

The full text of the proposed Resolution is as follows:

“BE IT RESOLVED that the stock option plan in the form attached hereto is hereby authorized and approved as the Stock Option Plan of the Corporation, subject to such amendments as may be required from time to time by the American Stock Exchange and to such non-material amendments as may be made by the Board of Directors of the Corporation from time to time."

The Option Plan was approved and adopted by the Corporation’s Board of Directors on January 16, 2004, and is subject to the approval of the American Stock Exchange.  The Option Plan is attached hereto as Exhibit ”A”.

3.

Adoption of Stock Savings Plan

Shareholders of the Corporation will be asked to consider and, if thought fit, approve an ordinary resolution to adopt the Corporation’s Stock Savings Plan (the “Savings Plan”) in which eligible employees of the Corporation may, through regular payroll deductions, the Corporation's contributions, and a retirement savings plan, acquire the common shares of the Corporation to be listed on the American Stock Exchange (or such other stock exchange as the Corporation's common shares may trade).  Such employees may contribute from a minimum of 0% to a maximum of 7% (in 1% increments) of their regular salary and the Corporation will, on a bi-weekly basis, contribute funds equal to 100% of the employee's contribution for the pay period in question.  An ordinary resolution requires the approval of a simple majority of the votes cast by Shareholders at the meeting. Unless otherwise directed, management intends to vote all proxies in favour of this adoption of the Savings Plan.

The full text of the proposed Resolution is as follows:

“BE IT RESOLVED that the stock savings plan in the form attached hereto is hereby authorized and approved as the Stock Savings Plan of the Corporation, subject to such amendments as may be required from time to time by the Canada Customs and Revenue Agency and to such non-material amendments as may be made by the Board of Directors of the Corporation from time to time.”

The Savings Plan was approved and adopted by the Corporation’s Board of Directors on January 16, 2004, and is subject to the approval of the Canada Customs and Revenue Agency and the American Stock Exchange.  The Savings Plan is attached hereto as Exhibit ”B”.

4.

Adoption of Annual Bonus Plan

Shareholders of the Corporation will be asked to consider and, if thought fit, approve an ordinary resolution to adopt the Corporation’s Annual Bonus Plan (the “Bonus Plan”), which provides for an annual bonus to be divided among the Corporation's eligible employees, directors and officers.  The amount of the bonus pool each year will be 2.75% of the amount calculated by the increase in the trading price of the Corporation's common shares over the year times the weighted average number of common shares.  An ordinary resolution requires the approval of a simple majority of the votes cast by Shareholders at the meeting. Unless otherwise directed, management intends to vote all proxies in favour of this adoption of the Bonus Plan.

The full text of the proposed Resolution is as follows:

“BE IT RESOLVED that the annual bonus plan in the form attached hereto is hereby authorized and approved as the Annual Bonus Plan of the Corporation, subject to such amendments as may be made by the Board of Directors of the Corporation from time to time.”

The Bonus Plan was approved and adopted by the Corporation’s Board of Directors on January 16, 2004, subject to approval of the Corporation's shareholders.  Shareholder approval of the Bonus Plan is not a legal or regulatory requirement, but the Board of Directors wanted the Bonus Plan approved by the shareholders.  The Savings Plan is attached hereto as Exhibit ”C”.

5.

Other Matters

Management knows of no amendment, variation of other matter to come before the Meeting other than the matters referred to in the Notice. However, if any other matter properly comes before the Meeting the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

II.

GENERAL INFORMATION OF THE CORPORATION

1.

Voting Shares and Principal Holders Thereof

As at the Record Date 7,600,000 Series A convertible preferred shares (“JED Shares”) and nil common shares of the Corporation are issued and outstanding, each JED Share carrying the right to one (1) vote on a ballot at the Meeting.

Any registered Shareholder of the Corporation at the close of business on January 22, 2004 who either personally attends the Meeting or who properly completes and delivers a proxy will be entitled to vote or have their shares voted at the Meeting.  However, a person appointed under the form of proxy will be entitled to vote the shares represented by that form only if it is effectively delivered in the manner set out under the heading “Appointment and Revocation of Proxies.”

Set out below are the names of all persons or companies who, to the knowledge of the directors or senior officers of the Corporation, beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation.

Name and Municipality of Residence	Type of Ownership	Number of JED Shares Beneficially Owned Directly or Indirectly, Controlled or Directed	Percentage of Outstanding Voting Shares
Kirby Enterprise Fund, LLC Littleton, Colorado	Direct	1,121,782	14.8%

2.

Indebtedness of Directors and Senior Officers

Since the incorporation of the Corporation, no director or senior officer, or any associate or affiliate of any of them, has been or is indebted to the Corporation.

3.

Interest of Certain Persons and Companies in Matters to Be Acted Upon

None of the directors or officers of the Corporation, nor any person who held such a position at any time since the commencement of the Corporation, nor any associate or affiliate of these persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting except as disclosed in this Management Proxy Circular.

4.

Interest of Insiders in Material Transactions

None of the directors or officers of the Corporation, nor any person who beneficially owns directly or indirectly or exercised control or direction over securities carrying more than 10% of the voting rights attaching to the JED Shares, nor any known associate or affiliate of these persons had any material interest, direct or indirect, in any transaction since the commencement of the Corporation which has materially affected the Corporation, or in any proposed transaction which will materially affect the Corporation, except as disclosed in this Management Proxy Circular.

III.

PROXY INFORMATION

1.

Solicitation of Proxies

This management proxy circular has been issued by management of JED for the solicitation of proxies by and on behalf of management.  Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone or fax by directors and officers of the Corporation, who will not receive compensation therefor.  All costs in connection with the solicitation of proxies by management for use at the Meeting will be borne by the Corporation.

2.

Shareholders Entitled to Vote

The directors of the Corporation have set January 22, 2004 as the record date (the “Record Date”) for the purpose of determining the shareholders entitled to receive notice of, and vote at, the Meeting.  The persons named in the list of shareholders prepared as at the close of business on the Record Date are entitled to attend and vote at the Meeting or to be represented thereat by proxy, except that if a shareholder transfers the ownership of any of his shares after the Record Date and the transferee of those shares establishes that he owns such shares and demands not later than 10 days before the Meeting that his name be included in the list of shareholders, such transferee is entitled to vote such shares at the Meeting.  Each preferred share carries the right to one (1) vote on a ballot at the Meeting.  A quorum for the Meeting is the representation at the Meeting by person or proxy of the holders of not less than 5% of the shares entitled to vote at the Meeting and at least two shareholders or duly appointed proxyholders present in person.

3.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy to represent the shareholders are directors and officers of the Corporation. A shareholder submitting a form of proxy has the right to appoint a person or persons, who need not be shareholders, to represent him at the Meeting other than the persons designated by management as the proposed proxyholders in the form of proxy furnished by the Corporation. Such right may be exercised by crossing out the names of management’s proposed proxyholders and legibly inserting the name of the shareholder’s nominee(s) in the blank space(s) provided for that purpose in the form of proxy, or by completing another proxy in proper form.

To be voted at the Meeting or any adjournment thereof, a proxy must be received by Olympia Trust Company, prior to the close of business on the day prior to the day set for the Meeting; provided, however, that the Chairman of the Meeting may in his discretion accept proxies received after this time up to and including the time of the Meeting or any adjournment thereof.

In addition to any other manner permitted by law, a shareholder who has given a proxy may revoke it, as to any matter on which a vote has not already been cast, pursuant to the authority conferred by it, by instrument in writing, executed by the shareholder or by his attorney in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

4.

Voting of Proxies

The persons named in the enclosed form of proxy will, if the form of proxy is duly completed and deposited on a timely basis, vote all JED Shares in respect of which they are appointed to act on any ballot that may be called for, and they will vote such JED Shares in accordance with any specification made therein. In the absence of any such specification by a shareholder, the persons named in the enclosed form of proxy will vote the JED Shares in favour of the resolutions set forth herein.

The enclosed form of proxy, when duly completed and deposited, confers discretionary authority upon the persons named therein with respect to amendments to the matters identified in the Notice for which the proxy is solicited and with respect to any other matter which may properly come before the Meeting.  Management does not know of any other matters to come before the Meeting than the matters referred to in the Notice. In respect of any amendments to the matters identified in the Notice  or other matters which may properly come before the Meeting, the persons named in the proxies solicited by management for use at the Meeting will vote on such matters in their discretion.

IV.

APPROVAL BY BOARD OF DIRECTORS

The contents of and the sending of this Management Proxy Circular have been approved by the Directors of the Corporation.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated: January 22, 2004

JED OIL INC.
“signed/Reg J. Greenslade” Reg J. Greenslade Chairman and Chief Executive Officer	“signed/Bruce A. Stewart” Bruce A. Stewart Secretary and Chief Financial Officer

EXHIBIT "A"

JED Oil Inc.

STOCK OPTION PLAN

1.

Purpose of the Plan

1.1

The purpose of this stock option plan, as amended or varied from time to time, (the "Plan") is to provide the Participants with an opportunity to purchase common shares of the Corporation ("Common Shares") and to benefit from the appreciation thereof.  This proprietary interest in the Corporation will provide an increased incentive for the Participants to contribute to the future success and prosperity of the Corporation, thus enhancing the value of the Common Shares for the benefit of all the shareholders and increasing the ability of the Corporation and its Subsidiaries to attract and retain individuals of exceptional skill.

2.

Defined Terms

2.1

Where used herein, the following terms shall have the following meanings:

(a)

"Exchange" means the American Stock Exchange or, if the Common Shares are not then listed and posted for trading on such exchange, then on any stock exchange on which such shares are listed and posted for trading or any other regulatory body having jurisdiction as may be selected for such purpose by the board of directors of the Corporation (hereinafter referred to as the "Board");

(b)

"Option" means an option to purchase Common Shares from treasury granted by the Board to a Participant, subject to the provisions contained herein;

(c)

"Option Price" means the price per share at which Common Shares may be purchased under the Option, as the same may be adjusted in accordance with Articles 4 and 8 hereof;

(d)

"Participants" means the directors, employees and consultants of the Corporation or its Subsidiaries to whom an Option has been granted pursuant to the Plan of which all or a portion thereof remains unexercised;

(e)

"Subsidiary" means any corporation that is a subsidiary of the Corporation, as such term is defined under subsection 2(4) of the Business Corporations Act (Alberta)], as such provision is from time to time amended, varied or re-enacted.

3.

Administration of the Plan

3.1

The Board shall administer this Plan.  Options granted under the Plan shall be granted in accordance with determinations made by the Board pursuant to the provisions of the Plan as to: the Participants to whom, and the time or times at which, the Options will be granted; the number of Common Shares which shall be the subject of each Option; any vesting provisions attaching to the Option; and the terms and provisions of the respective stock option agreements, provided, however, that each director, employee or consultant shall have the right not to participate in the Plan and any decision not to participate shall not affect the employment by or engagement with, the Corporation.  The Board shall ensure that Participants under the Plan are eligible to participate under the Plan, and, if required by the Exchange, shall represent, confirm and provide evidence of such eligibility as may be required.

3.2

Subject to the provisions of the Plan, the Board shall have authority to construe and interpret the Plan and all stock option agreements entered into thereunder and may, from time to time, adopt such rules and regulations for administering this Plan as it may deem proper and in the best interests of the Corporation.

4.

Granting of Option

4.1

The Board may, from time to time, grant Options to the Participants.  The grant of Options will be subject to the conditions contained herein and may be subject to additional conditions determined by the Board from time to time.  Each Option granted hereunder shall be evidenced by an agreement in writing, signed on behalf of the Corporation and by the Participant, in such form as the Board shall approve.  Each such agreement shall recite that it is subject to the provisions of this Plan.

4.2

Subject to adjustment as provided in Section 8 hereof, the aggregate number of authorized but unissued Common Shares of the Corporation allocated and made available to be granted to Participants under the Plan, together with any authorized but unissued Common Shares reserved but unissued under any previous stock option plan of the Corporation, shall not exceed 10% of the issued and outstanding shares of the Corporation as at the date of grant.  Common Shares in respect of which Options are cancelled or not exercised prior to expiry for any reason, shall be available for subsequent Option grants under the Plan.  No fractional shares may be purchased or issued hereunder.

4.3

The Corporation shall at all times during the term of the Plan, reserve and keep available such number of Common Shares as will be sufficient to satisfy the requirements of the Plan.

4.4

All Options granted pursuant to this Plan shall be subject to rules and policies of the Exchange and any other regulatory body having jurisdiction.

4.5

A Participant who has been granted an Option may, if otherwise eligible, and if permitted under the policies of the Exchange, be granted an additional Option if the Board so determines.

5.

Option Price

5.1

Subject to applicable Exchange approval, the Board shall fix the Option Price at the time the Option is granted to a Participant.  In no event shall the price be less than the Market Price, which shall mean the closing trading price per Common Share on the Exchange on the last trading day preceding the date of grant on which there was a closing price (the "Closing Price") or, if the Common Shares are not listed on any stock exchange, a price determined by the Board; provided that, if the Board, in its sole discretion, determines that such Closing Price would not be representative of the market price of the Common Shares, then the Market Price shall mean the greater of the Closing Price and the weighted average price per share for the Common Shares for five (5) consecutive trading days ending on the last trading day preceding the date of grant on which there was a closing price on the Exchange; the weighted average price shall be determined by dividing the aggregate sale price of all Common Shares sold on the Exchange during the said five (5) consecutive trading days, by the total number of Common Shares so sold.

5.2

Once the Option Price has been determined by the Board and the Option has been granted, the Option Price may only be reduced if ”disinterested” shareholder approval is obtained; provided that such “disinterested” shareholder approval is then a requirement of the Exchange or other regulatory body having jurisdiction.

6.

Term of Option

6.1

The term of the Option shall be a period of time fixed by the Board, not to exceed the maximum period of time permitted by the Exchange and, unless the Board determines otherwise, Options shall be exercisable in whole or in part at any time during this period in accordance with such vesting provisions, conditions or limitations  as are herein contained or as the Board may from time to time impose or as may be required by the Exchange.

6.2

Each Option and all rights thereunder shall be expressed to expire at the end of the Option term ("Expiry Time"), but shall be subject to earlier termination in accordance with Section 10.

6.3

Subject to any specific requirements of the Exchange, the vesting period or periods within the Option term during which a Participant may exercise Options or a portion thereof shall be determined by the Board.

7.

Exercise of Option

7.1

Subject to the provisions of the Plan and the terms of any stock option agreement, an Option or a portion thereof may be exercised, from time to time, by delivery to the Corporation's principal office in Calgary, Alberta of notice in writing signed by the Participant or the Participant's legal personal representative and addressed to the Corporation (the "Exercise Notice").  The Exercise Notice shall state the intention of the Participant or the Participant's legal personal representative to exercise the said Option or a portion thereof, the number of Common Shares in respect of which the Option is then being exercised, and shall be accompanied by the full purchase price of the Common Shares which are the subject of the exercise.  Such notice shall contain the Participant’s undertaking to comply, to the satisfaction of the Corporation, with all applicable requirements of the Exchange and any applicable regulatory authorities.

8.

Adjustments in Shares

8.1

If the outstanding shares of the Corporation are increased, decreased, changed into or exchanged for a different number or kind of shares of securities of the Corporation through re-organization, merger, re-capitalization, re-classification, stock dividend, subdivision or consolidation, an appropriate and proportionate adjustment shall be made by the Board, in its discretion, in the number or kind of shares optioned and the exercise price per share, as regards previously granted and unexercised Options or portions thereof, and as regards Options which may be granted subsequent to any such change in the Corporation’s capital.

8.2

Upon the liquidation or dissolution of the Corporation or upon a re-organization, merger or consolidation of the Corporation with one or more corporations as a result of which the Corporation is not the surviving corporation, or upon the sale of all or substantially all of the assets of the Corporation to another person, the Common Shares subject to any Option granted hereunder shall immediately vest and all Participants then entitled to exercise an unexercised portion of Options then outstanding shall have the right at such time to exercise their Options to the full extent not theretofore exercised.

8.3

An Option may provide that whenever the Corporation's shareholders receive a "take-over bid" as defined in the Securities Act (Alberta), as amended from time to time, or any successor legislation thereto, pursuant to which the "offeror" would, as a result of such take-over bid if successful, beneficially own in excess of 50% of the outstanding Common Shares of the Corporation (a "Control Bid"), such Option may be exercised as to all or any of the Common Shares in respect of which such Option has not previously been exercised (including in respect of Common Shares not otherwise vested at such time) by the Participant (the "Bid Acceleration Right").  The Bid Acceleration Right shall commence on the date that the Control Bid is successful and end on the  tenth (10th) day following the commencement of the Bid Acceleration Right.  Notwithstanding the foregoing, the Bid Acceleration Right may be extended for such longer period as the Board may resolve.

At the time of the termination of the Bid Acceleration Right, the original vesting terms of the Options shall be reinstated with respect to the Common Shares issuable thereunder which were not acquired by the holders of such Options pursuant to the terms thereof.  Notwithstanding the foregoing, the Bid Acceleration Right may be extended for such longer period as the Board may resolve.

8.4

The Corporation may satisfy any obligations to a Participant hereunder by paying to the Participant in cash the difference between the exercise price of all unexercised Options granted hereunder and the fair market value of the securities to which the Participant would be entitled upon exercise of all unexercised Options.

8.5

Determinations by the Board as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive.  The Corporation shall not be obligated to issue fractional securities in satisfaction of any of its obligations hereunder.

9.

Decisions of the Board

All decisions and interpretations of the Board respecting the Plan or Options granted thereunder shall be conclusive and binding on the Corporation and the Participants and their respective legal personal representatives and on all directors, officers, employees and consultants of the Corporation who are eligible to participate under the Plan.

10.

Ceasing to be a Director, Officer, Employee or Consultant

10.1

In the event of the Participant ceasing to be a director, officer, employee or consultant of the Corporation or a Subsidiary for any reason other than death, including the resignation or retirement of the Participant as a director, officer, employee or consultant of the Corporation or a Subsidiary and the termination by the Corporation or a Subsidiary of the employment of the Participant, prior to the Expiry Time, such Option  shall cease and terminate within thirty (30) days following the effective date of such resignation or retirement or within thirty (30) days following the date notice of termination of employment is given by the Corporation or a Subsidiary, subject to such shorter period as may be otherwise specified in the stock option agreement, whether such termination is with or without reasonable notice, and shall be of no further force or effect whatsoever as to the Common Shares in respect of which an Option has not previously been exercised.

10.2

Notwithstanding the foregoing, in the event of termination for cause, such Option  shall cease and terminate immediately upon the date notice of termination of employment for cause is given to the Participant by the Corporation or a Subsidiary and shall be of no further force or effect whatsoever as to the Common Shares in respect of which an Option has not previously been exercised.

10.3

In the event of the death of a Participant prior to the Expiry Time, such Option  may be exercised as to such of the Common Shares in respect of which such Option has not previously been exercised (and as the Participant would have been entitled to purchase), by the legal personal representatives of the Participant at any time up to and including (but not after) a date one (1) year from the date of death of the Participant, unless a shorter time is specifically set out in the Participant's stock option agreement, or the Expiry Time, whichever occurs first, after which date the Option shall forthwith expire and terminate and be of no further force or effect whatsoever.

10.4

Options shall not be affected by any change of employment of the Participant where the Participant continues to be employed by or serves as a director of or consultant to the Corporation or any of its Subsidiaries.

11.

Transferability

11.1

All benefits, rights and Options accruing to any Participant in accordance with the terms and conditions of the Plan are non-transferable, non-assignable and are exercisable only by the Participant to whom the Option was granted unless specifically provided herein or to the extent, if any, permitted by the Exchange.

12.

Amendment or Discontinuance of Plan

12.1

The Board may amend or discontinue the Plan at any time without the consent of the Participants, provided that such amendment shall not alter or impair any Option previously granted under the Plan except as permitted herein, and that such amendment or discontinuance has been approved by the Exchange, and where necessary, by the shareholders.

13.

Participants' Rights

13.1

A Participant shall not have any rights as a shareholder of the Corporation until the issuance of a certificate for Common Shares upon the exercise of an Option or a portion thereof, and then only with respect to the Common Shares represented by such certificate or certificates.

13.2

Nothing in the Plan or any Option shall confer upon any Participant any rights to continue in the employ of the Corporation or any Subsidiary or affect in any way the right of the Corporation or any such Subsidiary to terminate the employment of the Participant at any time; nor shall anything in the Plan or any option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any such Subsidiary to extend the employment of any Participant beyond the time such Participant would normally retire pursuant to the provisions of any present or future retirement plan of the Corporation or any Subsidiary, or beyond the time at which he would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any contract of employment with the Corporation or any Subsidiary.

14.

Approvals

14.1

This Plan shall be subject to approval by the shareholders and to acceptance by the Exchange.

14.2

Any Options granted prior to such approval and acceptance, if such approval and acceptance are required, shall be conditional upon such approval and acceptance being given and no such Options may be exercised unless and until such approval and acceptance is given.

15.

Government Regulation

The Corporation's obligation to issue and deliver Common Shares under any Option is subject to:

(a)

the satisfaction of all requirements under applicable securities laws in respect thereof and obtaining all regulatory approvals as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b)

the admission of such Common Shares to listing on any stock exchange on which such Common Shares may then be listed; and

(c)

the receipt from the Participant of such representations, warranties, agreements and undertakings as to future dealings in such Common Shares as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

In this regard, the Corporation shall take all reasonable steps to obtain such approvals and registrations as may be necessary for the issuance of such Common Shares and for the listing of such Common Shares on the Exchange, in compliance with applicable securities laws.  If any shares cannot be issued to any Participant for whatever reason, the obligation of the Corporation to issue such shares shall terminate and the Option Price paid to the Corporation will be returned to the Participant.

16.

Costs

The Corporation shall pay all costs of administering the Plan.

17.

Interpretation

17.1

This Plan shall be governed by and construed in accordance with the laws of the Province of Alberta.

18.

Compliance with Applicable Law

18.1

If any provision of the Plan or any Option contravenes any law or any order, policy, by-law or regulation of any regulatory body or Exchange, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

19.

Effective Date of Plan

19.1

The Plan has been adopted by the Board subject to the approval of the shareholders of the Corporation and, upon receipt of such approval, shall become effective as of the date of adoption of the Plan by the Board.

IN WITNESS WHEREOF the Corporation has caused its corporate seal to be affixed hereto, in the presence of its directors duly authorized in that behalf, on the 16th day of January, 2004.

PLAN HISTORY

Date approved by the Board of Directors

January 16, 2004

Date approved by the Shareholders

______________

EXHIBIT "B"

JED OIL INC.

STOCK SAVINGS PLAN

PLAN TEXT

Dated to be effective as of January 1, 2004.

(Participants may not elect to participate in JED Oil Inc.’s group RSP until the approval of the Canada Customs and Revenue Agency has been received)

TABLE OF CONTENTS

Article 1 GENERAL

1.1

Application

1.2

Delivery of Documents

Article 2 INTRODUCTION

Article 3 PARTICIPATION

3.1

Contributions Under the Plan

3.1.1

Employee Contributions

3.1.2

Changes to a Participant’s Contribution Level

3.1.3

Company Contributions

3.1.4

Vesting of Contributions

3.1.5

Sale of Common Shares purchased with the Company’s Contribution

3.1.6

Contribution Instructions

3.1.7

Annuitant for RSP Portion of Plan

3.1.8

Maturity Date

Article 4 ADMINISTRATION OF THE PLAN

4.1

The Administrator

4.2

The Trustee

4.3

Registration of RSP Portion

4.4

Costs and Expenses

4.5

Reports and Voting

4.6

No Advantage Permitted

Article 5 INVESTMENT

5.1

Investment of Funds

5.2

Acquisition of Common Shares

5.3

Allocations

Article 6 Transfers, Withdrawals, Termination of

Employment and voluntary termination

6.1

Transfers and Withdrawals - Non-RSP Portion of Personal Account

6.2

Transfers and Withdrawals - RSP Portion of Personal Account

6.3

Fractional Shares

6.4

Termination of Employment

6.5

Maturity of RSP Portion

6.6

Transfers and Withdrawals of RSP Portion

6.7

Discharge of Obligations

6.8

Voluntary Termination

Article 7 DEATH, DISABILITY OR LEAVE OF ABSENCE

7.1

Death

7.2

RSP Portion - Death of Annuitant

7.3

Short Term Disability

7.4

Parental Leave

7.5

Other Disability or Leave of Absence

Article 8 DESIGNATION OF BENEFICIARY

8.1

Appointment of Beneficiary

8.2

No Living Beneficiary

8.3

Obligations of Beneficiary

Article 9 PLAN AMENDMENT AND TERMINATION

9.1

Plan Amendment or Termination

9.2

Amendments to the RSP Portion of the Plan

9.3

Trustee Duties

Article 10 MARKET FLUCTUATION

Article 11 INCOME TAXES

Article 12 ASSIGNMENT OF INTEREST

Article 13 TRADING ON UNDISCLOSED INFORMATION

Article 14 OFFER FOR SHARES OF THE COMPANY

Article 15 SUBDIVISION, CONSOLIDATION, CONVERSION OR RECLASSIFICATION

Article 16 notice

ARTICLE 1
GENERAL

1.1

Application

The common shares described in this document are those common shares of JED Oil Inc. (the "Company") which will be purchased through the facilities of the American Stock Exchange (or such other stock exchange as the Company's common shares may trade), from time to time, pursuant to this stock savings plan (the "Plan").

1.2

Delivery of Documents

Any documents incorporated by reference in this Plan text, but not delivered herewith, will be provided without charge on request to the Company and such documents are incorporated herein by reference.  Any participant in the Plan may obtain a copy of the Plan by request to the Company. The Company's annual report for the previous fiscal year and its interim reports for the current fiscal year are also available upon request.

ARTICLE 2
INTRODUCTION

The purpose of the Plan is to make available to eligible employees a means of acquiring, through regular payroll deductions and the Company’s contributions, the Company’s common shares so that the employee can benefit from the growth in the value of the Company. As part of the Plan, participants may elect to acquire shares through a retirement savings plan (“RSP”) or an RSP for their spouse as part of the Company’s group RSP. The assets comprising the RSP portion of the Plan will be invested, used and applied by the Trustee for the purpose of providing retirement income (as defined by the Income Tax Act) to the Annuitant under the RSP after the Maturity Date (as hereinafter defined) for that portion of the Plan. Participants may also elect to have any or all of the shares they acquire pursuant to the Plan transferred from the non-RSP portion of the Plan to the RSP portion of the plan.

Participation in the Plan is voluntary and the Company makes no recommendation as to whether or not a person should participate.

ARTICLE 3
PARTICIPATION

All full-time and permanent part-time employees are eligible to participate in the Plan if they have been employed by the Company for at least three calendar months.  Employees who are eligible to participate in the Plan are hereinafter referred to as "eligible employees" or "participants".

Eligible employees may elect to enroll as participants in the Plan, including as an RSP for themselves or their spouses, in any calendar month in which they are eligible by completing and delivering to the Company, on or before the 15th day of the calendar month in which they wish to participate in the Plan, an Enrollment/Change Form provided by the Company.

Example 1: John Smith starts working with the Company on February 15, 2000.  John will be eligible to participate in the Plan for the month of June, 2000.  John has until the close of business on June 15, 2000 to complete the Enrollment/Change Form and return it to the Company in order to be eligible to participate in the Plan for June, 2000 and have his employee contribution deducted from his June, 2000 month-end pay cheque.

3.1

Contributions Under the Plan

3.1.1

Employee Contributions

Participants may contribute, by regular payroll deductions, for investment under the Plan, from a minimum of 0% to a maximum of 7% (in 1% increments) of their regular salary, excluding bonuses, deferred compensation, overtime pay, statutory holiday pay or any special incentive compensation payments. If a participant's regular salary changes, the payroll deduction will be automatically changed accordingly.

3.1.2

Changes to a Participant’s Contribution Level

A participant can change his or her designated percentage contributed to the Plan (including electing that no payroll deduction be made) by giving the Company a completed Enrollment/Change Form indicating the change on or before the 15th day of the calendar month in which the participant wants the change to his or her contribution level.

Example 2:  Jane Doe has been making contributions to the Plan based on 4% of her regular salary.  Jane wants to change her contribution level to 3% of her regular salary.  If Jane provides the Company with a completed Enrollment/Change Form on or before March 15, 2000, her next payroll deduction will be based on 3% of her regular salary.  In June, Jane determines that she can't afford to make contributions to the Plan for a while.  If Jane provides the Company with a completed Enrollment/Change Form by June 15, 2000, no contribution will be deducted from her June, 2000 month-end pay cheque (and, as a result, no Company contribution will be made).

A participant can change his or her contribution level under the Plan up to four times per calendar year.

3.1.3

Company Contributions

Subject to Section 3.1.5, the Company will, on a bi-weekly basis, contribute funds equal to 100% of the participant’s contribution for the pay period in question, which contribution will be combined with the participant’s contribution and forwarded to the Trustee to be dealt with in accordance with this Plan.

3.1.4

Vesting of Contributions

Contributions vest in a participant immediately on being made by the Company.

3.1.5

Sale of Common Shares purchased with the Company’s Contribution

If a participant (or their spouse, where common shares of the Company are acquired under the Plan through a spousal RSP) withdraws or sells any common shares from the Non-RSP or RSP portion of the Plan which have been purchased in whole or in part with the Company's Contributions the obligation of the Company to match the participant’s contributions pursuant to Section 3.1.3 will be suspended for a period of six months (the "six month non-matching period").  A transfer of common shares from the Non-RSP or RSP portion of the Plan to an RSP that is not administered by the Trustee (e.g., a self-directed registered retirement savings plan) will constitute a withdrawal for the purposes of this section. If the withdrawal occurs less than 5 days prior to the end of a pay period, the Company will match the participant’s contribution for that pay period and the six month non-matching period will commence from the last day of the pay period in which the withdrawal occurred. If the withdrawal occurs on or before 5 days prior to the end of a pay period, the Company will not match the participant’s contribution for that pay period and the six month non-matching period will commence from the last day of the pay period prior to the pay period in which the withdrawal occurred.

Example 3:  An employee has been participating in the Plan for a period of three months.  An aggregate of 600 common shares of the Company have been purchased with the combined contributions of the employee and the Company.  On July 24, 2000, (i.e. 7 days prior to the end of the pay period) the employee withdraws 450 common shares from the Plan (i.e., 150 of these would have been purchased with the Company’s contributions).  The Company will not match the employee's contribution for the pay period of July 31, 2000 as the withdrawal occurred more than 5 days prior to the end of the relevant pay period and the Company will not resume matching the employee's contributions until the pay period ended January 31, 2001.  If the withdrawal occurred on July 28, 2000, the Company would match the employee's contribution for the pay period ended July 31, 2000 and the Company would not resume matching the employee's contributions until the pay period ended February 15, 2001.  In the above example, if the employee only withdrew 300 common shares from the Plan, the six month non-matching period would not apply.

3.1.6

Contribution Instructions

Participants may direct the Trustee that:

(a)

any common shares acquired previously under the Plan be transferred from the Non-RSP portion of their account to the RSP portion or to an RSP for their spouse;

(b)

any or all of their payroll deduction and the Company's contribution be contributed to the Non-RSP portion of their personal account;

(c)

any or all of their payroll deduction and the Company's contribution be contributed to the RSP portion of their personal account;

Example 4:

A participant elects to contribute 50% of her payroll deduction to each of the Non-RSP portion and RSP portion of their personal account.  The Trustee would purchase common shares using the participant's contribution and the Company’s contribution to purchase common shares for both portions of the participant's account.

(d)

any or all of their payroll deduction and the Company's contribution be contributed to an RSP for their spouse.

3.1.7

Annuitant for RSP Portion of Plan

The annuitant under the RSP portion of a participant’s account may be the participant or the participant’s spouse or both (the "Annuitant").  If both the participant and the participant’s spouse are Annuitants, the portion of the account attributable to each of them as Annuitants will be treated as separate RSP’s for purposes of administering the Plan.

THE PARTICIPANT IS RESPONSIBLE FOR ENSURING THAT CONTRIBUTIONS TO THE RSP PORTION OF THE PLAN (WHETHER THE ANNUITANT IS A PARTICIPANT OR THE SPOUSE OF A PARTICIPANT) DO NOT EXCEED AMOUNTS PERMITTED UNDER THE INCOME TAX ACT (CANADA) (THE "TAX ACT").

3.1.8

Maturity Date

The "Maturity Date" for the RSP portion of the Plan is the earlier of:

(a)

the last day of the year during which the Annuitant in respect of the portion reaches age 69; and

(b)

the date specified by the Annuitant in a written notice to the Trustee, given at least 90 days prior to the proposed Maturity Date.

Contributions may only be made to the RSP portion of the Plan prior to the Maturity Date. The Trustee will, on written application by the participant, refund to the participant an amount established to be in excess of the amount permitted as a contribution to the Plan by the Tax Act, failing which the Trustee shall contribute such excess to the participant's Non-RSP portion of their personal account.

ARTICLE 4
ADMINISTRATION OF THE PLAN

4.1

The Administrator

The Plan shall be administered by the Chairman and Chief Executive Officer of the Company or such other person as the Company may from time to time designate (the "Administrator").  The Administrator is empowered to interpret the Plan including, without limiting the generality of the foregoing, to resolve any ambiguities, to decide questions of eligibility to participate and to determine any exceptions to the Plan.  The Administrator does not have any fixed term and may be removed at any time by the Company.  The Administrator may participate in the Plan, if otherwise eligible.

4.2

The Trustee

The Company has designated a trust company (the "Trustee") to open and maintain accounts in the names of the participants and to arrange for the purchase, through the facilities of the American Stock Exchange (or such other stock exchange on which the Company's common shares trade), of the Company’s common shares.  The Company may, in its discretion, substitute another trust company or other entity entitled to administer RSP’s under the Tax Act as trustee under the Plan and the Trustee may terminate its services, provided such substitution or termination, as the case may be, shall be on 90 days notice given by the party effecting the action.  The current Trustee is Olympia Trust Company.  The records of the Trustee and the Company will be conclusive as to all matters involved in the administration of the Plan.  The Company may, from time to time, enter into such further agreements with the Trustee or other parties as it may deem necessary or desirable to carry out the Plan.

4.3

Registration of RSP Portion

The Trustee will apply on behalf of each Annuitant to register the RSP portion of Plan attributable to that Annuitant as a registered retirement savings plan under the Tax Act. Each Annuitant, by participating in the Plan, authorizes the Company and the Trustee to act as his or her agent for this purpose, for the purpose of receiving and making contributions to the RSP portion of the Plan and for the purpose of administering the RSP portion of the Plan.  The ultimate responsibility for administration of the RSP portion of the Plan will lie with the Administrator.

4.4

Costs and Expenses

The Company will pay all administration expenses in connection with the operation of the Plan. Commissions and other charges in connection with sales, withdrawals and share certificate issuing fees are payable by the participants who order the transactions for their account. However, the Company will pay the commissions and charges associated with one sale transaction or one withdrawal per calendar year per participant.

4.5

Reports and Voting

The Trustee will deliver to each participant, as promptly as practicable, by mail or otherwise, all notices of meetings, forms of proxy, statements and other material distributed by the Company to holders of common shares. There is no charge to participants for the Trustee's retention of common share certificates, or in connection with notices or other such material. Whole common shares allocated to a participant's account shall be voted by the Trustee in accordance with the directions, if any, of the participant and if no direction has been received will not be voted.

4.6

No Advantage Permitted

No advantage that is conditional in any way on the existence of the RSP portion of the Plan may be extended to the Annuitant or to any person with whom an Annuitant does not deal at arm's length, other than those advantages or benefits which may be permitted from time to time under the Tax Act.

ARTICLE 5
INVESTMENT

5.1

Investment of Funds

All participant and Company contributions are invested in the Company’s common shares.  Participant contributions are withheld by the Company without any interest or benefit accruing to the participant.

5.2

Acquisition of Common Shares

The Company will deduct the authorized amount from each participant's bi-weekly salary and, by the last working day of each pay period in which the contributions were made, will forward the participant’s contribution and the Company’s contribution to the Trustee and shall advise the Trustee of the amount of contributions received from and on behalf of each participant.  Upon receipt of the funds and the Company's contribution information outlined above, the Trustee shall record in each participant's account, the amount of the participant's contributions and the amount of any Company contributions made on behalf of such participant.

The Trustee shall use all funds received by it from participant and Company contributions, as well as all interest accrued on uninvested funds and any cash dividends paid on the common shares held on record by the Trustee for and on behalf of the participant to purchase common shares of the Company through the facilities of the American Stock Exchange (or such other stock exchange on which the Company's common shares are traded).  All purchases shall be made within 10 trading days of the end of each month in which contributions are received by the Trustee.  Shares will not be purchased for the RSP portion of a participant's personal account if the Company's common shares cease to be a qualified investment within the meaning of the Tax Act, in which case Shares will be acquired for the Non-RSP portion of each participant's personal account.

The number of common shares purchased depends upon the trading price of the Company’s common shares at the time purchases are made and the total amount of contributions invested. The Company will be responsible for all brokers' commissions, or similar fees, if any, incurred in connection with such purchases.

At the time of purchase all participants acquire full beneficial ownership of all common shares and of any fractional interest in common shares acquired for their accounts provided, however, all common shares purchased under the Plan will be registered in the name of the Trustee and will remain so registered until delivery is requested.

5.3

Allocations

Allocations are made to the non-RSP portion, the RSP portion or the spousal RSP of each participant's account in proportion to the contributions received and the common shares acquired pursuant to the participant's contribution instructions. Allocations are made in full and fractional common shares. At all times the common shares purchased with the participant's contribution and the Company contribution are held for the account of the participant.

In the event that cash or share dividends are paid, the participants' accounts will be credited without charge with all dividends paid, in respect of the full common shares and any fractional common shares held in their accounts. The Company will be responsible for any fees charged by the Trustee for such distributions.

Each participant will receive quarterly confirmation from the Trustee, which will include all changes, if any, in the amount of common shares held for the participant's account(s).

ARTICLE 6
TRANSFERS, WITHDRAWALS, TERMINATION OF

EMPLOYMENT AND VOLUNTARY TERMINATION

6.1

Transfers and Withdrawals - Non-RSP Portion of Personal Account

Participants, their personal representatives or their beneficiaries, as the case may be, may at any time, direct by written notice to the Trustee, that the Non-RSP portion of their personal accounts be dealt with in any of the following ways:

(a)

the Trustee deliver a certificate for any or all full common shares credited to their accounts to them. Upon such request the Trustee will be entitled to charge common share certificate issuing fees or other similar charges which shall be payable by the participant, however, the Company will pay such charges for one share certificate per participant per calendar year. Notwithstanding any other provision of this agreement, no fractional common share certificates will be issued.

(b)

the Trustee sell, subject to the other terms and conditions of the Plan, any or all of their full common shares.  The Trustee shall sell such shares through the facilities of the American Stock Exchange (or such other stock exchange as the Company's common shares may trade) within five trading days following the date that notice was given by the participant and received by the Trustee.  Upon such sale and receipt of funds, within five working days the Trustee will mail the participant a cheque for the proceeds, less any applicable brokerage commission or other similar charges which shall be payable by the participant, except as provided for in Section 4.4.

(c)

that any or all full common shares be transferred to the RSP portion of the Plan (for the benefit of the participant or their spouse) or to a self-directed registered retirement savings plan or a self-directed spousal registered retirement savings plan of the participant's choice which is not administered by the Trustee if the participant, or his or her spouse, as the case may be, is under age 69.

(d)

provided that a participant's participation in the Plan is being terminated, that a cheque for the value of any uninvested funds held in the account and for the value of any fractional shares held in the account, which fractional shares will be purchased by the Trustee, be issued by the Trustee to the participant or that such funds be transferred to a self-directed registered retirement savings plan permitted by the Tax Act that has been established for the beneficiary or his or her spouse, as the case may be.

Participants shall provide the Trustee with such documentation as the Trustee may reasonably request in connection with any of the above.  In some instances, it may not be possible to contribute the full non-RSP portion of a participant's personal account to a self-directed registered retirement savings plan or self-directed spousal registered retirement savings plan.

6.2

Transfers and Withdrawals - RSP Portion of Personal Account

Subject to section 6.7, an Annuitant, their personal representatives or their beneficiaries, as the case may be, (in this Section 6.2 a "beneficiary") may at any time direct, that the RSP portion of the Plan be dealt with in any of the following ways.

(a)

the Trustee sell, subject to the other terms and conditions of the Plan, any or all of their full common shares.  The Trustee shall sell such shares through the facilities of the American Stock Exchange (or such other stock exchange on which the Company's common shares trade) within five trading days following the date that notice was received by the Trustee from the beneficiary. Within five working days following the receipt of funds the Trustee will mail the beneficiary a cheque for the proceeds, less all deductions required to be withheld and less any applicable brokerage commission or other similar charges, which shall be payable by the beneficiary (except as provided for in Section 4.4), and make a lump sum payment of the balance to the beneficiary.  The Trustee will remit any deductions withheld directly to the Canada Customs and Revenue Agency.

(b)

the Trustee transfer any or all full common shares to a self-directed registered retirement savings plan owned by the Annuitant, if the Annuitant is under age 69.

(c)

the Trustee transfer any or all full common shares to a registered retirement income fund owned by the Annuitant.

(d)

the Trustee sell, subject to the other terms and conditions of the Plan, any or all of their full common shares and use the proceeds to acquire an annuity selected by the Annuitant that complies with the requirements of the Tax Act.

(e)

the Trustee transfer any or all full common shares to another retirement savings vehicle, to the extent permitted by the Tax Act.

(f)

provided that a participant's participation in the Plan is being terminated, that a cheque for the value of any uninvested funds held in the account and for the value of any fractional shares held in the account, which fractional shares will be purchased by the Trustee, be issued at the beneficiary's direction, by the Trustee to the beneficiary (net of any required tax withholding) or that such funds be transferred to a registered retirement savings plan permitted by the Tax Act that has been established for the beneficiary or his or her spouse, as the case may be.

(g)

to any combination of the above.

Participants shall provide the Trustee with such documentation as the Trustee may reasonably request in connection with any of the above.

6.3

Fractional Shares

If at any time the Trustee purchases fractional shares under Sections 6.1 or 6.2 of this Plan, the Trustee will make such purchases with funds provided to it by the Company for the administration of the Plan.  The price of the fractional shares will be determined based on the closing price of the common shares on the American Stock Exchange (or, if the common shares of the Company do not trade on the American Stock Exchange, such other stock exchange on which the Company's common shares trade) on the last trading day that the common shares traded, prior to the date that the Trustee receives the withdrawal request.

6.4

Termination of Employment

A participant and the participant’s spouse shall be deemed to have ceased to be participants under the Plan and payroll deductions will be cancelled if the participant ceases to be an employee of the Company for any reason, including death or retirement. In such instance, no Company contributions or participant contributions will be made during the last pay period of employment and no further contributions will be made or permitted, the Company will advise the Trustee within 5 business days that the participant has ceased to be an employee of the Company and, the participant and, in the case of the RSP portion of the Plan, the Annuitant, shall instruct the Trustee within 60 days after such termination as to the transfer of all of his or her account assets in accordance with Section 6.1 or 6.2, as the case may be. If the participant or the Annuitant, as the case may be, fails to provide timely notice in writing to the Trustee, the Trustee will sell the assets of the Plan, including the RSP portion of the Plan, deduct and remit any withholding tax required by the Tax Act, and deposit the net proceeds in a non-interest-bearing deposit account to the credit of the Annuitant in full commutation of the participant or Annuitant’s rights under the Plan, including the retirement income payable under the RSP portion of the Plan.  All expenses relating to the maintenance of the account will be borne by the participant and any such expenses will be deducted from the net proceeds.

It is the responsibility of the participant, the Annuitant, his or her personal representative, or the beneficiary of such participant, as the case may be, to instruct the Trustee. Failure to instruct the Trustee on a timely basis could result in adverse tax consequences to the participant or the Annuitant.

6.5

Maturity of RSP Portion

If the Annuitant wishes to maintain the tax deferred status of the RSP portion of the Plan after the Maturity Date, the Annuitant must provide notice in writing to the Trustee at least 90 days prior to the Maturity Date, stating the name of the company from whom an annuity or registered retirement income fund (as defined by the Tax Act) is to be purchased and, to the extent permitted by the Tax Act, the desired terms of the annuity or registered retirement income fund. The Annuitant is responsible for ensuring that any annuity or registered retirement income fund acquired by the Trustee on the Annuitant's behalf qualifies under the Tax Act for purchase by the RSP portion of the Plan. The Annuitant may also direct that common shares be transferred to a registered retirement income fund in accordance with Section 6.2.

If the Annuitant fails to provide timely notice in writing to the Trustee, on the Maturity Date the Trustee will sell the assets of the RSP portion of the Plan, deduct and remit any withholding tax required by the Tax Act and deposit the net proceeds in a non-interest-bearing deposit account to the credit of the Annuitant in full commutation of the retirement income payable under the RSP portion of the Plan.

All expenses relating to the maintenance of the account will be borne by the participant and any such expenses will be deducted from the net proceeds.

6.6

Transfers and Withdrawals of RSP Portion

Notwithstanding anything in this Plan, before the Maturity Date, amounts are payable from the RSP portion of the Plan:

(a)

during the Annuitant's lifetime, solely to the Annuitant or to the account of the Annuitant in accordance with written instructions from the Annuitant; and

(b)

following the Annuitant's death, in accordance with Section 7.2.

6.7

Discharge of Obligations

Settlement in the manner herein provided shall serve as full discharge of all obligations of the Company and the Trustee to a participant and/or Annuitant under the Plan.

6.8

Voluntary Termination

A participant may terminate his or her participation in the Plan by sending a written notice of termination to the Company and providing direction to the Trustee within 60 days following the participant's termination from the Plan for the withdrawal and delivery of shares and funds held in the participant's non-RSP and RSP accounts.  Such termination shall take effect:

(a)

if given at least 5 business days prior to the end of the pay period in which the notice is provided, on the date such notice is provided to the Company (in which case no deduction shall be made from the participant's pay for such pay period and no corresponding contribution by the Company shall be made); or

(b)

otherwise on the first day of the next pay period.

Any participant who has terminated his or her participation in the Plan or has deemed to have terminated his or her participation in the Plan shall not be permitted to re-enroll in the Plan and become a participant in the Plan until a period of 12 months has elapsed since his or her termination or deemed termination.

ARTICLE 7
DEATH, DISABILITY OR LEAVE OF ABSENCE

7.1

Death

If a participant dies, the person designated, from time to time, by the participant as his or her beneficiary under the Plan (the "Beneficiary") or the estate of the deceased participant, as the case may be, shall be entitled to receive all of the assets of the participant, except fractional shares which will be purchased by the Trustee as described in Article 6 and any portion of the Plan for which the participant’s spouse is the Annuitant.

7.2

RSP Portion - Death of Annuitant

If the Annuitant dies prior to the Maturity Date, the Trustee may realize the assets in the RSP portion of the Plan and, subject to the deduction of all proper charges, including income tax, required to be withheld, hold the proceeds in trust for payment in a lump sum to the person or persons who are designated pursuant to Section 8.2 upon receipt by the Trustee of those documents that the Trustee reasonably requires. If the Annuitant’s spouse is the designated beneficiary, the spouse may become Annuitant and the assets of the Plan may be transferred to a registered retirement savings plan or other qualified retirement savings vehicle of the spouse.

7.3

Short Term Disability

In the event that a participant receives compensation under any short-term disability plan of the Company, the participant's compensation under the short term disability plan will be considered "regular salary" for the purpose of contributions to this Plan.  The participant will be able to continue to participate in this Plan while on short term disability.

7.4

Parental Leave

In the event that a participant takes a parental leave pursuant to a program of the Company, the participant can continue to make contributions to the Plan based on his or her regular salary in the last calendar month prior to taking parental leave.  If the participant is not receiving compensation from which the Company can make the necessary payroll deductions, the participant will be required to provide the Company with a cheque in the amount of his or her contribution not less than 5 days prior to the end of each pay period in which the participant wants to make the contribution.

7.5

Other Disability or Leave of Absence

If a participant becomes disabled such that, in the sole discretion of the Company, they are unfit or unable to substantially perform their employment duties) or takes a leave of absence other than in the circumstances referred to above, continued participation in the Plan will be at the discretion of the Administrator.

ARTICLE 8
DESIGNATION OF BENEFICIARY

8.1

Appointment of Beneficiary

A participant may designate a person or persons to receive the benefits payable under the Non-RSP portion of this Plan in the event of the participant's death and may, by written notice given to the Trustee, alter or revoke such designation from time to time, subject to applicable laws which restrict or alter the participant’s ability to designate a beneficiary, An Annuitant may designate a person or persons to receive the benefits payable under that Annuitant’s RSP portion of the Plan in the event of the participant's death and may, by written notice given to the Trustee, alter or revoke such designation from time to time, subject to applicable laws which restrict or alter the Annuitant’s ability to designate a beneficiary. A notice, shall be in such form and executed in such manner as the Trustee may require.

8.2

No Living Beneficiary

If, at the death of a participant, the person designated as the Beneficiary with respect to the account shall not be living, such amount as may be payable on or after the participant's death shall be paid to the estate of the participant.

8.3

Obligations of Beneficiary

The Trustee may require the execution and delivery of additional documents by a beneficiary in order to be assured that the account assets are properly distributed in accordance with the terms of this Plan text.

ARTICLE 9
PLAN AMENDMENT AND TERMINATION

9.1

Plan Amendment or Termination

Subject to Section 9.2, the Company reserves the right to discontinue use of payroll deductions at any time if such action is advisable, in its judgment, and it also reserves the right to amend or terminate the Plan, in whole or in part, at any time in its unfettered discretion. Any such amendment or termination will not result in the forfeiture of any funds deducted from the salary of any participant or contributed by the Company on behalf of any participant, or any dividends or other distributions in respect of such common shares, effective before the effective date of amendment or termination of the Plan.

9.2

Amendments to the RSP Portion of the Plan

The Company or the Trustee may from time to time in its sole discretion amend the RSP portion of the Plan with the concurrence of the Canada Customs and Revenue Agency and, if applicable, the concurrence of provincial tax authorities, however any amendments may not have the effect of disqualifying the RSP portion of the Plan as a registered retirement savings plan as defined by the Tax Act.

9.3

Trustee Duties

No amendment, change or modification shall be made to the Plan which will, without the Trustee's written consent, alter the duties of the Trustee.

ARTICLE 10
MARKET FLUCTUATION

There is no guarantee under the Plan against loss because of market fluctuation.  As all of the Company and participant contributions will be invested in common shares of the Company, the value of any participant's assets in the Plan will fluctuate as the trading price of the shares fluctuates on the American Stock Exchange (or such other stock exchange as the Company’s common shares may trade).

Example 5:

Jane Doe contributes $300 per month to the Plan for a period of 12 months.  With the funds contributed by the Company (for total monthly contributions of $600), the total contributions for one year are $7,200.  The average purchase price per share was $2, making the total number of shares purchased with Jane's contributions and the Company's contributions 3,600 shares.  If the trading price of the shares on the American Stock Exchange drops to $1.50 per share, the value of the 3,600 shares Jane has in the Plan will only be $5,400, representing a reduction in value of the shares of $1,800.  However, if the trading price of the shares on the American Stock Exchange increases to $2.50 per share, the value of the 3,600 shares Jane has in the Plan will be $9,000, representing an increase in value of the shares of $1,800.

In seeking the benefits of participation in the Plan, a participant must accept the risk of a decline in the market price of the Company's common shares.  Neither the Company nor the Trustee shall be liable to any participant for any loss resulting from a decline in the market value of any shares purchased by the Trustee.  In addition, neither the Company nor the Trustee shall be liable to any participant for any change in the market price of the common shares between the time a participant authorizes the purchase or sale of any common shares and the actual time such purchase or sale takes place in accordance with the Plan.

ARTICLE 11
INCOME TAXES

The value of the Company’s contribution is treated as income from employment for participants under present Canadian tax laws and will be reported by the Company as required by applicable laws.  Such amount is also added to the adjusted cost base to the participant of the common shares acquired under the Plan.  The Company is required to withhold appropriate income taxes on the value of the Company’s contribution.

The subsequent sale of the common shares by the participant generally results in the recognition of a taxable capital gain or an allowable capital loss under Canadian tax law by the participant.  In the event dividends are paid, the participant will be subject to income tax on the dividends except if the shares were in the RSP portion of a participant's account or a spousal RSP.

Provided the common shares are listed on a prescribed stock exchange, then the shares will be "qualified investments" (within the meaning of the Tax Act) for a RSP.  A participant who contributes the shares to his or her RSP will become entitled to a deduction in computing income equal to the fair market value of such shares at that time they are so contributed within the limits set out in the Tax Act for deductions for contributions to a RSP.  A participant who contributes the shares from the non-RSP portion of their account to a RSP will be deemed to have disposed of such shares for proceeds of disposition equal to the fair market value thereof at that time.

Canadian tax laws are complex and subject to change and each participant is responsible for determining how such tax laws and changes may affect his or her tax position.  Each participant should contact his or her own financial or personal advisor to determine what effect, if any, participation in the Plan may have on the participant's tax and other responsibilities.

ARTICLE 12
ASSIGNMENT OF INTEREST

No right of a participant under the Plan and no interest in an account is capable, either in whole or in part, of being sold, assigned, pledged or hypothecated, whether by way of security or otherwise.

ARTICLE 13
TRADING ON UNDISCLOSED INFORMATION

Participants in the Plan are reminded that trading based on insider or undisclosed information is an illegal activity and that people conducting securities transactions based on such insider or undisclosed information are subject to prosecution. otherwise.

ARTICLE 14
OFFER FOR SHARES OF THE COMPANY

In the event that, at any time, an offer to purchase is made to all holders of common shares of the Company, notice of such offer shall be given by the Trustee to each participant to enable such participant to tender his or her common shares held in the Plan to such offer.

ARTICLE 15
SUBDIVISION, CONSOLIDATION, CONVERSION OR RECLASSIFICATION

Appropriate adjustments in the number of common shares held by the Trustee in the Plan shall be made by the Company to give effect to adjustments in the number of common shares of the Corporation resulting from subdivisions, consolidations, reclassifications, exchanges or conversions of the common shares of the Company, the payment of stock dividends by the Company, amalgamations, arrangements or other reorganizations affecting the Company or other relevant changes in the capital of the Company.

ARTICLE 16
NOTICE

Any notice, document or other communication required or permitted to be given under this Plan shall be in writing and be either hand delivered or telecopied as follows:

(a)

to the Company as follows:

JED Oil Inc.

2600, 500 – 4th Avenue S.W.

Calgary, Alberta  T2P 2V6

Attention:

Chairman

Fax:

294-1197

(b)

to the Trustee as follows:

Olympia Trust Company

2300, 125 – 9th Avenue S.E.

Calgary, Alberta  T2G 0P6

Attention:

Manager, Client Services

Fax:

265-1455:

(c)

to any participant as follows:

[name of participant]

c/o JED Oil Inc.

2600, 500 – 4th Avenue S.W.

Calgary, Alberta  T2P 2V6

Fax:

294-1197

and shall be deemed to be received by the party to whom such notice is given on the date of delivery or transmission.

EXHIBIT "C"

JED OIL INC.

ANNUAL BONUS PLAN

The following is hereby adopted and approved by the Board of Directors on January 16, 2004:

1.

Definitions

In this document, the following words and phrases have the following meanings:

“Annual Bonus” means the amount determined annually pursuant to clause 2 below;

“Annual Bonus Plan” means the annual bonus plan of JED adopted herein;

“Compensation Committee” means the Compensation Committee of the Board of Directors of JED as established from time to time or, if no such committee is established, the Board of Directors of JED;

“JED” means JED Oil Inc.;

“JED Shares” means the common shares in the capital stock of JED:

“Increase in Value” means the amount determined at December 31st for each year of the Annual Bonus Plan by the formula:

I = (P1 - P2) x N

where "I" means the Increase in Value, "P1" means the Year-end Share Price determined for such year; "P2" means (i) for December 31, 2004 the Initial Share Price, and (ii) thereafter the Year-end Share Price for the immediately preceding December 31st, and "N" means the Share Number;

“Initial Share Price” means the subscription price of the JED Shares offered for sale by JED in its IPO;

"IPO" means the initial public offering of JED Shares;

"Share Number" means, for each December 31st during the term of the Annual Bonus Plan, the weighted average number of shares determined as at such date for the financial statements of JED;

“Year-end Share Price” means the greater of: (i) the weighted average trading price of JED Shares traded through the facility of the American Stock Exchange (or such other stock exchange on which JED Shares may be listed for trading) for the 15 trading days ending December 31st of each year during the term of the Annual Bonus Plan; or (ii) the Initial Share Price.

2.

Annual Bonus Plan Established

The Annual Bonus Plan is hereby established.  The aggregate annual bonus amount (the “Annual Bonus”) for each year shall be equal to two and three/quarters percent (2.75%) of the Increase in Value for such year.

3.

Eligibility

Persons who are directors, officers and employees of JED on December 31st of any year shall be eligible to participate in the Annual Bonus Plan for such year, and consultants to JED on December 31st of any year may be eligible to participate in the Annual Bonus Plan for such year at the discretion of the Compensation Committee.  Persons who ceased to be directors, officers, employees or consultants of JED during a year may be eligible to participate in the Annual Bonus Plan for such year at the discretion of the Compensation Committee.

4.

Allocation and Payment

No later than January 20th of each year, the Compensation Committee shall determine the eligibility for the previous year of consultants to JED and of person who ceased to be directors, officers or employees of JED during such year; shall allocate the Annual Bonus payable for the previous year among the directors and officers, and shall further allocate a total amount for the employees and eligible consultants, which total shall be allocated among the employees and eligible consultants by JED’s Chief Executive Officer with the approval of the Compensation Committee.  Payment of the Annual Bonus to the eligible persons for each year shall be made by JED no later than January 31st of the next following year.

5.

Administration

The Annual Bonus Plan shall be administered by the Compensation Committee and their decisions as to eligibility, allocations and the amount of the Annual Bonus shall be final.

6.

Approvals

The Annual Bonus Plan and any material amendments hereto are subject to any required regulatory approvals.